UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) **March 9, 2005**

MIM Corporation
(Exact Name of Registrant as Specified in its Charter)

Delaware	0-28740	05-0489664
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 Clearbrook Road, Elmsford, New York	10523
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **(914) 460-1600**

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Section Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12).

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240-14d-2(b)).

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)).

Item 8.01 Other Events.

On March 9, 2005, we issued a joint press release with Chronimed Inc. announcing that at special stockholder meetings held earlier that day each company received the requisite approvals for our merger with Chronimed. Our shareholders also approved (i) an amendment of our certificate of incorporation to change our name to BioScrip, Inc. and to increase the number authorized shares of common stock available for issuance from 40 million to 75 million shares, and (iii) an increase in the number of shares of common stock reserved for issuance under our 2001 Incentive Stock Plan from 3.75 million to 5.75 million shares.

The full text of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits. The following Exhibits are filed with this Report:

99.1 Joint Press Release of MIM Corporation and Chronimed Inc. dated March 9, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized.

Date: March 9, 2005   MIM CORPORATION

By: /s/ Barry A. Posner
    Barry A. Posner,
    Executive Vice President, Secretary
    and General Counsel